23002739

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-2022 (MM/DD/YY) AND ENDING 12-31-2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vorpahl Wing Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

421 W. Riverside Suite 1020
(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tim Vorpahl	(509)747-1749	vorpahlt@vorpahlwitn.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Schoedel & Schoedel
(Name – if individual, state last, first, and middle name)

422 W. Riverside Suite 1420	Spokane, WA 99201		
(Address)	(City)	(State)	(Zip Code)

12-17-2009	3793
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Vorpahl, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vorpahl Wing Securities, Inc., as of 12/31, 2_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

AMANDA POWELL
Notary Public
State of Washington
Commission # 164460
My Comm. Expires Apr 12, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: Schedule of SIPC assessment and Payments

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VORPAHL WING SECURITIES, INC.
(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENT
WITH REGISTERED
INDEPENDENT AUDITOR'S REPORT
December 31, 2022

VORPAHL WING SECURITIES, INC.
Spokane, Washington

FINANCIAL STATEMENT WITH INDEPENDENT REGISTERED AUDITOR'S REPORT December 31, 2022

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM i

FINANCIAL STATEMENTS
Statement of Financial Condition 1
Statement of Income 2
Statement of Changes in Stockholder's Equity 3
Statement of Cash Flows 4
Notes to Financial Statements 5-8

Schedule I 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT 10

Exemption Report 11

INDEPENDENT ACCOUNTANTS
AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7) 12

Schedule of Assessment and Payments 13

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tim Vorpahl, President
Vorpahl Wing Securities, Inc.
421 W. Riverside Ave., Suite 1020
Spokane, Washington 99201

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vorpahl Wing Securities, Inc., a Washington corporation, as of December 31, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vorpahl Wing Securities, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vorpahl Wing Securities, Inc.'s management. Our responsibility is to express an opinion on Vorpahl Wing Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vorpahl Wing Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provided a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I, has been subjected to audit procedures performed in conjunction with the audit of Vorpahl Wing Securities, Inc.'s financial statements. Schedule I is the responsibility of Vorpahl Wing Securities, Inc.'s management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting

and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schoedel & Schoedel CPAs PLLC

We have served as Vorpahl Wing Securities, Inc.'s auditor since 2007.
Spokane, Washington
February 16, 2023

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

ASSETS

		2022
CURRENT ASSETS:		
Cash in bank	$	33
Accounts receivable - commissions		1,288
Prepaid expenses - office overhead		344
Right of use asset - Office lease		72,720
Total current assets		74,385
OTHER ASSETS:		
CRD account-restricted		369
Lease deposit		5,505
Wedbush-Morgan restricted deposit account		25,264
Right of use asset - Office lease		125,820
Total other assets		156,958
	$	231,343

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Bank overdrafts	$	697
Accounts payable		4,552
Accrued payroll taxes		2,372
Accrued expenses		1,607
Right of use liability - Office lease		72,720
Total current liabilities		81,948
OTHER LIABILITIES:		
Right of use liability - Office lease		125,820
TOTAL LIABILITIES		207,768
STOCKHOLDER'S EQUITY:		
Common Stock consisting of 10,000 shares of $1 par value, 1,000 shares issued and outstanding		1,000
Retained earnings		22,575
Total stockholder's equity		23,575
	$	231,343

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENT OF INCOME
For the year ended December 31, 2022

		2022
REVENUES:		
Advisory Income	$	466,280
Commissions		420,176
Interest participation		138
Other income		52,920
Total revenues		939,514
EXPENSES:		
Bank and investment charges		629
Broker commissions		213,408
Charitable donations		1,000
Computer and technology expenses		14,697
CRD expenses		6,948
Dues and subscriptions		2,745
Education		1,500
Employee health insurance		4,111
FINRA Fees		69,857
Health and fitness		8,949
Insurance		1,476
Legal and accounting fees		79,217
Marketing		10,997
Meals and entertainment		1,242
Office and administration		14,477
Officer compensation		61,933
Parking		2,472
Payroll taxes		16,651
Postage		3,825
Rent		70,560
Retirement plan contributions		8,274
Salaries and wages		153,583
Storage		1,932
Taxes and licenses		14,147
Telephone		13,128
Travel		13,624
Total expenses		791,382
NET INCOME	$	148,132

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2022

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances as of December 31, 2021	1,000	1,000	15,644	16,644
Activity for the year ended December 31, 2022:				
Net income	-	-	148,132	148,132
Distributions	-	-	(141,201)	(141,201)
Balances as of December 31, 2022	1,000	$ 1,000	$ 22,575	$ 23,575

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENT OF CASH FLOWS For
the year ended December 31, 2022

	2022
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 148,132
Adjustments needed to reconcile net income to net cash flows from operating activities:	
Net (increase) decrease in:	
Accounts receivable - commissions	13,517
Accounts receivable - office overhead	495
CRD account	(221)
Decrease in right of use asset	70,560
Net increase (decrease) in:	
Bank overdraft	(20,369)
Accounts payable	(415)
Accrued payroll taxes	1
Accrued expenses	49
Net cash flows provided by operating activities	211,749
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Decrease in right of use liability	(70,560)
Distributions to shareholder	(141,201)
Net cash flows used by financing activities	(211,761)
NET CHANGE IN CASH	(12)
CASH BALANCE - Beginning of year	45
CASH BALANCE - End of year	$ 33

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid during the year	$ -

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENT
December 31, 2022

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

Vorpahl Wing Securities, Inc. (the Company) was incorporated April 19, 1996. The Company is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). The Company accepts customer orders but elects to clear the orders through another broker for cost efficiency. The Company is registered with the Securities and Exchange Commission (SEC) and licensed by the Financial Industry Regulatory Authority (FINRA). FINRA was created in July 2007 through consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of the Company is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Accounting Method - The Company prepares its financial statements on the accrual basis with a fiscal year-end of December 31.

Accounting Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles in the United States (US GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents exclude restricted deposit accounts.

Accounts Receivable - Accounts receivables are recorded when purchase and sale orders are issued and are presented in the statements of income net of the allowance for doubtful accounts. In the opinion of management, substantially all receivables are collectible in full; therefore, no allowance for doubtful accounts is provided. See also Note 6.

Property and Equipment - Property and equipment is stated at cost and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Fair Value of Financial Instruments - The carrying value of the company's accounts receivable, prepaid expenses, lease deposits, accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments. CRD and Wedbush Morgan accounts are held in cash equivalents, for which cost equals fair value.

Commission Revenue - Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising - Advertising costs are expensed as incurred. For the year ended December 31, 2022 advertising costs were $10,997.

Compensated Absences - Employees of the Company are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

Federal Income Taxes - Effective January 1, 2001, the Company, with the consent of its shareholder, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

The Company is subject to audit or examination by various regulatory jurisdictions. As of February 9, 2023, there were no audits or examinations in progress. With few exceptions, as of December 31, 2022, the Company was no longer open to audit or examination for fiscal years ended prior to December 31, 2018.

Subsequent Events - Management has considered subsequent events through February 16, 2023, the date the financial statements were available to be issued.

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS:

Mutual fund and broker commissions are generated when the Company buys and sells securities on behalf of its customers and clients. These commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer and client). The Company's performance obligation is satisfied on the trade date, as that is when the underlying financial instrument or purchaser is identified as well as when the risks and awards of ownership are transferred to or from the customer and client.

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued):

Investment advisor fees are provided on a daily basis. These advisor fees are based on an agreed upon percentage applied to the customers assets under management. The performance obligation for providing the advisor services are satisfied at the time that the service is provided to the customer. Such fees are received on a quarterly basis and are recognized as revenue at that time as the related services are specifically provided in the period, which are distinct from the services provided in other periods.

NOTE 4 - RISKS AND UNCERTAINITIES

As of the audit report date, the U.S. Federal Deposit Insurance Corporation (FDIC) provides full coverage up to $250,000 per depositor per ownership category on deposit accounts at FDIC-insured institutions. As of December 31, 2022, the Company had no uninsured deposits held at corresponding financial institutions.

NOTE 5 - CENTRAL REGISTRATION DEPOSITORY ACCOUNT:

Vorpahl Wing Securities, Inc. maintains a central registration depository (CRD) account which is used to settle fees charged to the Company by FINRA. The Company is required to maintain a positive balance in this account. As of December 31, 2022, the balance was $369.

NOTE 6 - ACCOUNTS RECEIVABLE:

Management has recorded accounts receivable for commissions and rent/office overhead. All receivables are current and less than ninety days. No receivables are collateralized.

NOTE 7 - WEDBUSH-MORGAN DEPOSIT ACCOUNT:

The Company maintains a deposit account with Wedbush-Morgan Securities. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $25,001. The balance at December 31, 2022, is $25,264.

NOTE 8 - PROPERTY AND EQUIPMENT:

As of December 31, 2022, property and equipment was summarized as follows:

Description	Life	2022
Office equipment/furniture	1-7 years	$ 62,747
Less: accumulated depreciation		(62,747)
		$ -

NOTE 9 - LEASES:

The Company's material lease agreement covers office space in the Paulsen Building in Spokane, Washington, and represents a right of use asset and corresponding liability on the statement of financial condition. The recognition of the right of use asset and liability was as of January 1, 2021 and is based on the present value of the future lease payments through August 31, 2025, when the lease will expire. Because no discount rate was implied in the lease, the Company is utilizing the face value of the future lease payments. As of December 31, 2022, lease expense totaled $70,560, with a right of use asset and corresponding liability of $198,540, which is the face value of the future minimum lease payments.

The future minimum rental payments under the lease agreements for the years ending December 31 are as follows:

2023	$72,720
2024	$74,900
2025	$50,920

The Company also has an operating lease for a copy machine. The minimum base operating lease payments, including tax is $133 per month. For the year ended December 31, 2022, total operating rental payments for the copy machine was $2,550.

NOTE 10 - NET CAPITAL REQUIREMENTS:

Vorpahl Wing Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined by statute, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined by statute, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2022, Vorpahl Wing Securities, Inc. had net capital of $17,357 and aggregated indebtedness of $9,228. Vorpahl Wing Securities, Inc.'s ratio of aggregate indebtedness to net capital was .5317 to 1 as of December 31, 2022.

NOTE 11 - RETIREMENT PLAN:

The Company has established a 401(k) plan covering all full-time employees. Contributions to the plan are made by both the company and its employees under provisions of the Internal Revenue Code Section. For the year ended December 31, 2022, the Company made contributions to the plan of $8,274.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2022

Net Capital				
Total stockholder's equity			$	23,575
Deductions/charges:				
Non allowable assets:				
Prepaid expenses	$	344		
Other assets		5,874		
Furniture, equipment, net		-		
Total assets				6,218
Net Capital			$	17,357
Aggregate indebtedness				
Items included in statement of financial condition:				
Overdraft		697		
Accounts payable		4,552		
Accrued payroll taxes		2,372		
Accrued expenses		1,607		
Total aggregate indebtedness			$	9,228
Computation of basic net capital requirement:				
Minimum dollar net capital required of reporting broker			$	5,000
Net capital in excess of minimum dollar net capital required of reporting broker			$	12,357
Minimum net capital required at 1500 percent			$	615
Excess net capital at 1500 percent			$	16,742
Minimum net capital required at 1000 percent			$	923
Excess net capital at 1000 percent			$	16,434
Ratio: Aggregate indebtedness to net capital				.5317 to 1

Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2021)

Net capital, as reported in Part II (unaudited) FOCUS Report	$	17,702
Subsequent adjustments:		
Non-allowable prepaid expenses		(344)
Rounding		-
Net capital per above	$	17,357

Note: There are no material differences between the preceding computations and Vorpahl Wing Securities, Inc's corresponding unaudited part II of form X-17A-5 as of December 31, 2022.

See the accompanying independent registered public accounting firm's report.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

Board of Directors of
Vorpahl Wing Securities, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Vorpahl Wing Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Vorpahl Wing Securities, Inc. claimed an exemption from 17 C.F.R §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Vorpahl Wing Securities, Inc. stated that Vorpahl Wing Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Vorpahl Wing Securities, Inc. is also filing this Exemption Report because the company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the company. In addition, Vorpahl Wing Securities, Inc. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Vorpahl Wing Securities, Inc.; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vorpahl Wing Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vorpahl Wing Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Vorpahl Wing Securities, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 16, 2023

VORPAHL WING SECURITIES, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2022

Vorpahl Wing Securities, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. 240,15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).

2) The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 17 C.F.R. 240.17a-5 are limited to direct transactions that were mot cleared on a fully disclosed basis with a clearing firm, and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on an subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vorpahl Wing Securities, Inc.

I, Tim Vorpahl, affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct.

Signature

President
Title

See the accompanying independent registered public accounting firm's report.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Vorpahl Wing Securities, Inc.
Spokane, Washington

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Vorpahl Wing Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Vorpahl Wing Securities, Inc.'s management has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Vorpahl Wing Securities, Inc.'s compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences (there were no adjustments);

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES (Continued)

We were engaged by Vorpahl Wing Securities, Inc. to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on Vorpahl Wing Securities, Inc.'s Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of Vorpahl Wing Securities, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use Vorpahl Wing Securities, Inc. and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Schoedel & Schoedel CPA, PLLC

Spokane, Washington
February 16, 2023

Schedule of Assessment and Payments
December 31, 2022

General assessment per Form SIPC-7, including interest	$ 80
Less payments (overpayments) made with Form SIPC-6	(52)
Amount paid (overpayment carried forward) with Form SIPC-7	$ 28

See accompanying independent accountant's agreed upon procedures report on schedule of assessment and payments (Form SIPC-7).